SECURITI 06050441 SION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

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SEC FILE NUMBER
8- 5889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-05 (MM/DD/YY) AND ENDING 09-30-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran — (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc. as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
This 12th day of December, 2006
By Michael J. Corcoran
Personally known to me or proved to me on the basis of
Satisfactory evidence to be the person(s) who appeared before me

BARBARA ANN PEDERSEN
Commission # 1540656
Notary Public - California
San Mateo County
My Comm. Expires Jan 1, 2009

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule ISc3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule ISc3.3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule ISc3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule ISc3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition
September 30, 2006

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Franklin/Templeton Distributors, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Franklin/Templeton Distributors Inc. (a wholly-owned subsidiary of Franklin Resources Inc.) and subsidiaries as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 12, 2006

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2006

Assets	
Cash and cash equivalents	$ 299,401,053
Commission and distribution fees receivable	133,749,449
Receivable from Sponsored Funds	39,397,552
Investment securities, at fair value	170,805,563
Deferred sales commission, net	50,770,552
Due from affiliates	34,711,002
Prepaid expenses and other	5,332,385
Income tax receivable from parent	5,825,367
Property and equipment, net	3,023,949
Intangible assets, net	567,991,138
Total assets	$ 1,311,008,010
Liabilities and stockholder's equity	
Liabilities	
Commission and distribution payable	$ 112,815,131
Trade payables and accrued expenses	83,233,607
Due to affiliates	22,454,864
Income taxes payable	2,915,692
Deferred taxes, net	30,655,173
Total liabilities	252,074,467
Commitments (Note 9)	
Stockholder's equity	
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding	2,355
Capital in excess of par value	1,839,037,808
Accumulated other comprehensive loss	(549,084)
Accumulated deficit	(779,557,536)
Total stockholder's equity	1,058,933,543
Total liabilities and stockholder's equity	$ 1,311,008,010

The accompanying notes are an integral part of these consolidated financial statements.

1. Adjustment to Accumulated Deficit and Capital In Excess of Par Value

The Company is adjusting the opening balance of Accumulated Deficit and Capital in Excess of Par Value. This adjustment properly reflects the cumulative recognition of deferred taxes related to temporary differences generated by certain long-lived intangible assets and the settlement of such amount with the parent company through September 30, 2004. Such amounts totaled $94.6 million. Subsequent to that date, the Company properly reflected such temporary differences in the Consolidated Statement of Condition and Consolidated Statement of Income. This adjustment had no effect on the Company's overall shareholder's equity or regulatory capital.

The Company's previously reported amounts are as follows:

	Capital in Excess of Par Value	Accumulated Deficit
As previousy reported, at September 30, 2005	$ 1,732,677,591	$ (784,008,464)
As revised	1,827,338,095	(878,668,968)

2. Nature of Business

Franklin/Templeton Distributors, Inc. (the Company) is a wholly-owned subsidiary of Franklin Resources, Inc. (Franklin or Parent). The Company is registered with the Securities and Exchange Commission as a broker dealer and serves as the principal underwriter for the Franklin, Templeton and Mutual Series funds (the Sponsored Funds).

The Company acts as a distributor for its Sponsored Funds and receives commission and distribution fees. Commissions are earned primarily from Sponsored Fund sales. Distribution fees are generally based on the level of assets under management. These distribution fees include 12b-1 fees paid by the Sponsored Funds in reimbursement for distribution expenses incurred up to a maximum allowed by each fund. A significant portion of underwriting commissions and distribution fees are paid to selling intermediaries.

The Company's wholly-owned subsidiaries, Franklin Mutual Advisors, LLC, Franklin Advisory Services, LLC, Franklin Templeton Institutional, LLC, and Franklin Investment Advisory Services, LLC, are registered investment advisors with the Securities and Exchange Commission. They earn revenue from providing investment advisory services to their Sponsored Funds. All services are provided under contracts that set forth the fees to be charged, generally based upon the level of assets in each fund. The contracts are subject to annual review by the Funds' Board of Directors/Trustees and shareholders.

3. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual amounts may differ from these estimates. The consolidated financial statements include the accounts of Franklin/Templeton Distributors, Inc. and its wholly-owned

subsidiaries. All material intercompany accounts and transactions between the Company and its subsidiaries have been eliminated from the consolidated financial statements.

Comprehensive Income
Total comprehensive income is reported in the consolidated statement of changes in stockholder's equity and includes unrealized gain and loss on investment securities.

Cash and Cash Equivalents
Cash and cash equivalents consist principally of amounts held in money market funds for which an affiliate acts as investment adviser. Due to the relatively short-term nature of these instruments, the carrying value approximates fair value.

Investment Securities
The Company's subsidiaries hold investment securities in the Sponsored Funds. The investments are carried at fair value, which is based on the last reported net asset value per share. Such investments are classified as available for sale.

Unrealized gains and losses on available-for-sale securities are reported within other comprehensive income as a separate component of stockholder's equity until such gains or losses are realized. Realized gains and losses are recognized using cost of securities determined by the specific identification method.

Deferred Sales Commissions
Sales commissions paid to financial intermediaries in connection with the sale of certain Funds are deferred and amortized on a straight-line basis over a period of up to eighteen months, the period in which management estimates that such commissions will be recovered from distribution plan payments and from contingent deferred sales charges.

With respect to certain Sponsored Funds' deferred sales commission, the Company sells the right to future distribution plan payments and contingent deferred sales charges (collectively, "DCA"). Such sales are pursuant to an agreement with an affiliate of Franklin. The DCA is not carried on the books of the Company as the Company no longer has any ownership interest in those assets and accounts for the DCA transactions as sales.

Income Taxes
The Company is included in the consolidated federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin.

Under an intercompany tax sharing agreement (Agreement), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, except in those states where a separate return has been filed. As a result of this exception to the separate company method, the Company does not record in its balance sheet deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated at the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in the income statement of the Company in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

One further exception to the separate company method applies to certain deferred tax liabilities related to long lived intangible assets. Franklin views these deferred tax liabilities as having an indefinite reversal nature. Pursuant to the Agreement, in years in which the Company generated tax losses, this deferred tax liability was settled by Franklin via a deemed capital contribution.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

Property and Equipment
Property and equipment are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives, generally 3-5 years. Expenditures for repairs and maintenance are charged to expense when incurred.

Intangible Assets
Intangible assets consist mainly of the estimated value of mutual fund management and other contracts from the acquisition of the assets of Heine Securities Corporation. Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired.

The Company amortizes intangible assets over their estimated useful lives, ranging from 5 to 15 years, using the straight-line method, unless the asset is determined to have an indefinite useful life. Amounts assigned to indefinite-lived intangible assets primarily represent the value of contracts to manage assets in mutual funds, for which there is no foreseeable limit on the contract period and trade names.

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, indefinite-lived intangible assets and goodwill are no longer amortized.

The Company reviews intangible assets and goodwill, at least annually, to determine whether the value of the assets is impaired and the amortization periods are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs.

Intangible assets subject to amortization are reviewed for impairment at each reporting period on the basis of the expected future undiscounted operating cash flows without interest charges to be derived from these assets. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the fair value of the reporting unit, the Company uses valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target.

4. Investment Securities

Investment securities as of September 30, 2006:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Franklin Templeton Funds	$ 42,674,548	$ 478,407	$ -	$ 43,152,955
Securities of U.S. States and Political subdivision	128,766,026	-	(1,370,458)	127,395,568
Other securities	145,000	112,040	-	257,040
Total investment securities	$ 171,585,574	$ 590,447	$ (1,370,458)	$ 170,805,563

Other securities consist of the Company's investment in NASD common stock. As of September 30, 2006, the securities owned had a cost basis of $145,000 and gross unrealized gain of $112,040. The total fair value of securities owned at September 30, 2006 amounted to $257,040.

	Amortized Cost	Fair Value
Securities of U.S. States and Political Subdivisions		
Due in one year or less	$ 12,767,476	$ 12,663,487
Due after one year through five years	28,806,089	28,224,634
Due after five years through ten years	78,514,037	77,942,642
Due after ten years	8,678,424	8,564,805
	$ 128,766,026	$ 127,395,568

As of September 30, 2006, the unrealized loss on securities available for sale (Franklin Templeton Funds and Securities of U.S. States and Political subdivision) was $1,370,458. The unrealized losses are attributable to movement in market interest rate and the Company has the intent and ability to hold these securities until recovery of such unrealized loss, the Company has concluded that the decline in value on these securities is temporary.

5. Intangible Assets

The following is a summary of intangible assets as of September 30, 2006:

Definite-lived intangible assets	
Non-compete agreement	$ 31,546,000
Less: accumulated amortization	(24,066,722)
	7,479,278
Indefinite-lived intangible assets	
Goodwill	112,769,589
Management Contracts (net)	447,742,271
	560,511,860
	$ 567,991,138

As of September 30, 2006 the Company completed the impairment testing of goodwill and indefinite lived intangible assets under the guidance set out in SFAS 142 and determined that there is no impairment to the goodwill and indefinitely lived assets as of September 30, 2006.

6. Property and Equipment

The following is a summary of property and equipment as of September 30, 2006:

Furniture, equipment and leasehold improvements	$ 12,350,709
Less: accumulated depreciation	(9,326,760)
	$ 3,023,949

7. Income Taxes

The Company determines its income tax provision on a separate company basis as if it were the corporate tax payer without consideration of the tax sharing agreement with Franklin. At that time, the Company will then apply the tax sharing policy and adjustments to deferred tax assets and liabilities, if any, are reflected in shareholders' equity (Note 3).

For the year ended September 30, 2006, income taxes payable for federal and state purposes have been reduced by approximately $11.7 million, which represents the tax benefit associated with the employee stock plans. The benefit was recorded as an increase in capital in excess of par value.

The major components of the net deferred tax liability as of September 30, 2006 were as follows:

Deferred taxes	
Deferred compensation and employee benefits	$ 9,542,931
Separate filing state tax net operating loss carryforwards	12,587,457
Depreciation on fixed assets	111,738
Unrealized loss on investment securities	287,653
Other	19,063
Total deferred tax assets	22,548,842
Valuation allowance for tax carry-forwards	(1,473,745)
Deferred tax assets, net of valuation allowance	21,075,097
Amortization of purchased intangibles	32,554,950
Deferred commissions	19,175,320
Total deferred tax liabilities	51,730,270
Net deferred tax liability	$ 30,655,173

The Company maintains memorandum accounting for its Federal and California net operating loss carry-forward for which Franklin has received a dividend. The Federal net operating loss carry-forward benefit that the Company would have recorded as a deferred tax asset on its financials statements was approximately $384.5 million and the California net operating benefit would have been approximately $4.1 million as of September 30, 2006.

Through September 30, 2004, the Company distributed to Franklin the tax benefit from the long-lived intangible amortization in the years in which it had net tax losses, which totaled $94.6 million. Franklin considers this deferred tax liability to have an indefinite reversal timing and therefore will be settled by the Parent upon the sale or impairment of the underlying intangible assets (See Notes 1 and 3).

At September 30, 2006, there were also approximately $279.4 million in state net operating loss carry-forwards in states where the Company files separate returns and which expire between 2007 and 2024. A partial valuation allowance has been provided due to the uncertainty of realizing the entire benefit of the loss carry-forwards in the future.

8. Liabilities Subordinated to Claims of General Creditors

For the period ended September 30, 2006, the Company did not have any liabilities subordinated to claims of general creditors.

9. Commitments

The Company leases office space under agreements expiring at various dates through fiscal year 2006 which are accounted for as operating leases. Total lease expense for the year amounted to $1,089,578. Lease commitments under non-cancelable operating leases as of September 30, 2006 are:

2007	$ 981,565
2008	981,565
2009	981,565
2010	1,021,834
2011	1,102,373
Thereafter	10,646,205
	$ 15,715,107

10. Employee Benefit and Incentive Plans

Franklin sponsors a defined contribution and profit sharing plan covering substantially all employees of Franklin and its subsidiaries. The plan is funded on an annual basis as determined by the Board of Directors of Franklin.

Franklin sponsors an Annual Incentive Plan and other incentive programs covering certain employees of Franklin and its U.S. subsidiaries.

11. Stock-Based Compensation

Prior to October 1, 2005, the Company accounted for stock-based compensation plans according to the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations. Accordingly, compensation costs were not recognized for awards granted with no intrinsic value. Effective October 1, 2005, the Company adopted SFAS 123R, using the modified prospective transition method. Under this transition method, compensation cost recognized in the fiscal year 2006 includes compensation cost for all share based payments granted prior to, but not yet vested as of October 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS123"). Results for prior periods have not been restated. No options were granted during the fiscal year ended September 30, 2006.

Franklin sponsors the 2002 Universal Stock Incentive Plan (the "USIP") and the Amended and Restated Annual Incentive Compensation Plan (the "AICP"). Under the terms of these plans, eligible employees may receive cash and stock awards based on the performance of Franklin Templeton Investments and that of the individual employee. The USIP provides for the issuance of up to 30.0 million shares of Franklin's common stock for various stock-related awards, including those related to the AICP. At September 30, 2006, approximately 6.5 million shares were available for grant under the USIP, including those related to the AICP. In addition to the annual award of stock, Franklin may award options and other forms of stock-based compensation to some employees under the USIP. Franklin's Compensation Committee of the Board of Directors determines the terms and conditions of awards under the plans.

Stock Options

The following table summarizes stock option activity:

(in thousands of dollars, except weighted average exercise price)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at September 30, 2005	1,207,267	$ 37.23	6.6	$ 55,663,184
Granted	-	-	-	
Exercised	(397,415)	36.14	5.6	
Cancelled	(5,140)	47.57	8.2	
Forfeited/expired	-	-	-	
Outstanding at September 30, 2006	804,712	$ 37.71	5.6	$ 43,658,263
Exercisable at September 30, 2006	804,712	$ 37.71	-	$ 43,658,263

The range of exercise prices for these outstanding options at September 30, 2005 was from $31.68 to $48.49. Of the exercisable options, 67% were exercisable at prices ranging from $31.68 to $48.49. The weighted-average remaining contractual life for the options was 6.0 years. Generally, these options vest over a 3-year period and are exercisable for up to 10 years from the grant date.

Certain compensation agreements with employees include performance benchmarks, including those based on operating margin (defined as operating income divided by total operating revenues). Operating margin was 7.9% for the fiscal year ended September 30, 2006.

Stock Awards and Stock Unit Awards

In accordance with SFAS 123R, the fair value of stock awards and stock unit awards granted under the USIP is estimated on the date of grant based on the market price of the underlying common stock and is amortized to compensation expense on a straight-line basis over the related vesting period, which is generally three to four years. The total number of stock awards and stock unit awards expected to vest is adjusted for estimated forfeitures.

The following is a summary of nonvested stock award and stock unit award activity for the year ended September 30, 2006:

(in thousands of dollars)	Shares	Weighted-Average Grant-Date Fair Value
Nonvested balance at September 30, 2005	297,010	$ 65.47
Granted	118,727	89.31
Vested	(154,141)	66.92
Forfeited	(23,572)	69.26
Nonvested balance at September 30, 2006	238,024	$ 76.05

Our stock awards generally entitle the holder to the right to sell the shares of common stock once the awards vest. Stock unit awards generally entitle the holder to receive the underlying shares of common stock once the awards vest.

Employee Stock Investment Plan

Franklin's ESIP allows eligible participants to buy shares of Franklin's common stock at 90% of its market value on defined dates and to receive a 50% match of the shares purchased, provided the employee, among other conditions, has held the previously purchased shares for a defined period. Franklin determines the terms and conditions of awards under the ESIP. A total of 112 thousand shares were issued under the ESIP during the year ended September 30, 2006.

All Stock-Based Plan Arrangements

Franklin generally does not repurchase shares upon share option exercise or vesting of stock awards and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock awards and stock unit awards under the USIP and in connection with matching grants under the ESIP, Franklin repurchases shares to pay such taxes using a net stock issuance method.

12. Related Party Transactions

Certain expenses are allocated to the Company for costs incurred by affiliated companies, which benefit the Company. Amounts due to, due from affiliates relate to these transactions.

13. Legal Proceedings

Franklin and certain of its subsidiary companies including the Company and certain of its subsidiaries including, Franklin Mutual Advisors, LLC, Franklin Advisory Services, LLC, and Franklin Investment Advisory Services, LLC and in some instances, certain of the Franklin Templeton mutual funds ("Funds"), current and former officers, employees, and directors have been named in multiple lawsuits in different federal courts in Nevada, California, Illinois, New York, and Florida, alleging violations of various federal securities and state laws and seeking, among other relief, monetary damages, restitution, removal of Fund trustees, directors, advisers, administrators, and distributors, rescission of management contracts and 12b-1 plans, and/or attorneys' fees and costs. Specifically, the lawsuits claim breach of duty with respect to alleged arrangements to permit market timing and/or

late trading activity, or breach of duty with respect to the valuation of the portfolio securities of certain Templeton Funds managed by the Company's subsidiaries, allegedly resulting in market timing activity. The lawsuits are styled as class actions, or derivative actions on behalf of either the named Funds or Franklin.

Franklin is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business or financial position.

14. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since the Company does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2006, the Company had a net capital of $20,480,722 which was $20,230,722 in excess of its required minimum.